19010413

SEC
Washington, D.C.

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART 111

SEC FILE NUMBER
8- 41855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
PeachCap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Pharr Road NE, Suite 700
(No. and Street)

Atlanta	GA	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Miller (404) 220-8958
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name *if individual, state last, first, middle name*)

2727 Paces Ferry Rd, Bldg 2, Suite 1680	Atlanta	Georgia	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Publicly Available

OATH OR AFFIRMATION

I, David Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PeachCap Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALISON BIELLO
My Commission Expires
NOTARY PUBLIC
11-27-2021
FULTON COUNTY, GEORGIA

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

Publicly Available

PeachCap Securities, Inc.
Statement of Financial Condition
December 31, 2018

ASSETS

Assets		
Cash	$	(3,280)
Securities owned		516,249
Due from Clearing Broker-Dealer		245,965
Deposit with Clearing Broker-Dealer		100,391
Accounts Receivable		19,582
Other Assets		28,480
TOTAL ASSETS	$	907,387

LIABILITIES and STOCKHOLDERS' EQUITY

Liabilities		
Accounts Payable	$	97,781
Commissions Payable		59,581
Due to Clearing Broker-Dealer		502,496
Accrued Liabilities - Other		65,000
Due to Related Party		25,793
Securities sold, not yet purchased		25,646
Total Liabilities		776,297
Stockholders' Equity		
Common Stock, $1.00 par value; authorized 100,000 shares;		
issued and outstanding, 1,000 Shares		1,000
Additional Paid-in Capital		16,925
Retained Earnings		113,165
Total Stockholders' Equity		131,090
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	907,387

Publicly Available

The accompanying notes are an integral part of these financial statements